[redacted]

11016418

SEC Mail Processing Section
FEB 2 5 2011
Wash., D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin	Ohio	43017-9767
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Cooper — 614-766-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9

OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH KIRKPATRICK
Notary Public, State of Ohio
My Commission Expires 04-20-2012

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISER DEALER SERVICES, INC.

DECEMBER 31, 2010

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDER AND BOARD OF DIRECTORS
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Adviser Dealer Services, Inc. (the "Company", a wholly-owned subsidiary of Meeder Financial, Inc.) as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 23, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$	74,891
RESTRICTED CASH		25,000
RELATED PARTY RECEIVABLE		7,443
ACCOUNTS RECEIVABLE		2,070
	$	109,404

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	14,911

SHAREHOLDER'S EQUITY

COMMON STOCK No par value, 1,000 shares authorized, issued and outstanding		10,000
ADDITIONAL PAID-IN CAPITAL		20,000
RETAINED EARNINGS		64,493
		94,493
	$	109,404

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 47,563
Reimbursed administrative and operating expenses	23,285
Interest and dividends	940
	71,788
EXPENSES	
Commissions	7,716
Salaries	30,798
Professional fees	16,915
Registration	9,476
Interest	2,292
Other	4,591
	71,788
NET INCOME	$ -

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2010	$ 10,000	$ 20,000	$ 64,493	$ 94,493
NET INCOME			-	-
BALANCE – DECEMBER 31, 2010	$ 10,000	$ 20,000	$ 64,493	$ 94,493

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2010

SUBORDINATED BORROWINGS – JANUARY 1, 2010	$ 25,000
INCREASE – ADDITIONAL SUBORDINATED BORROWINGS	-
DECREASE – PAYMENT OF SUBORDINATED BORROWINGS	(25,000)
SUBORDINATED BORROWINGS – DECEMBER 31, 2010	$ -

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash provided from operating activities	
Increase in accounts receivable	(496)
Decrease in related party receivable	2,163
Decrease in accounts payable and accrued expenses	(1,387)
Net cash provided from operating activities	280
CASH FLOW USED IN FINANCING ACTIVITIES	
Repayment of subordinated borrowings	(25,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(24,720)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	99,611
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 74,891
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 2,292

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Adviser Dealer Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and five other states, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly-owned subsidiary of Meeder Financial, Inc. and is primarily engaged in limited securities trading activities, as outlined in the Company's Restriction Agreement with FINRA.

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

At times during the year, the Company's cash accounts may exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

The Company has a $25,000 non-interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Accounts receivable include uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Accounts receivable, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2010, all receivables were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commission income and commission expense are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Meeder Financial, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Financial, Inc. has elected to be treated as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recorded.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2. RELATED PARTIES

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides investment advisory services. During 2010, MAM was reimbursed $24,720 by the Company for an allocation of administrative and operating expenses. During 2010, MAM voluntarily agreed to reimburse the Company for a portion of these payments, in the amount of $23,285.

At December 31, 2010, MAM owed the Company $7,443 for the net of the above-mentioned expense allocations and reimbursements, which is included in the related party receivable in the accompanying statement of financial position.

The Company has entered into an agreement with MAM and Huntington National Bank (Huntington) where Huntington collects 12b-1 fees from mutual funds held by MAM's customers. Huntington then remits the 12b-1 fees, less an agreed upon amount, to the Company. The Company then pays this amount to MAM to reduce MAM's customers' account fees.

NOTES TO THE FINANCIAL STATEMENTS

2. RELATED PARTIES (Continued)

At December 31, 2010, there were no commissions revenue and commissions expense related to these 12b-1 fees and payments. In addition, at December 31, 2010, accrued expenses included $163 due to MAM for these items.

The Company from time to time invests cash balances in The Flex-funds Money Market Fund (Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Financial, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2010, cash and cash equivalents included $2,717 invested in the Fund. For the year ended, the Company earned $40 of interest income from the Fund.

3. SUBORDINATED BORROWINGS

Subordinated borrowings consisted of a subordinated note payable to Meeder Financial, Inc. in the amount of $25,000, with interest at 10%. The principal amount of $25,000, along with $2,292 of interest accrued, was paid to Meeder Financial upon maturity of the note on November 30, 2010.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $93,121, which was $88,121 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was 0.16 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 94,493
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS	94,493
Haircuts on money market funds	(1,372)
NET CAPITAL	$ 93,121
COMPUTATION OF AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 14,911
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 994
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 88,121
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.16 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2010, filed with the Securities and Exchange Commission, and the amount included in the above Schedule I computation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Adviser Dealer Services, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph to this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 23, 2011
Westlake, Ohio

focused.
experienced.
responsive.

ADVISER DEALER SERVICES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

Cohen
Fund Audit Services